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 **Stay Cool**

 **The University of Texas at Austin**

Tyler Adkins · 3rd

Founder & True Self Ambassador at Stay Cool

San Diego, California · 290 connections · **Contact info**

About

"Life is not always a matter of holding good cards, but sometimes, playing a poor hand well."

The effect you have on others is the most valuable thing a person can do. My journey towards self-discovery led me to incorporate healthy, alternative ways to ease the mind and body. In order to live with greater purpose to myself and those around me, I decided to start a company that could truly make a positive impact. I bring my passion for spirituality, raising consciousness and universal transformation to the epicenter of Stay Cool.

Experience



Co-Founder and True Self Ambassador
Stay Cool
Jan 2017 – Present · 2 yrs 10 mos
San Diego, CA

Stay Cool is a health and wellness company that inspires positive change and cultural awareness for people to be their true self. Our focus is to provide all-natural, South Pacific kava as a way to promote relaxation and euphoric benefits that ease the mind and body.



Cyber Security Engineer
Forcepoint, LLC (Formerly Raytheon|Websense)
Aug 2015 – Mar 2019 · 3 yrs 8 mos
Austin, Texas

As strategic consultants, we offer consulting in every aspect of cyber-security. Everything from strategic program design to the most technical engineering challenges. Our purpose is clear and simple: Help your organization achieve its data security objectives as effectively and efficiently as possible.... See more



Business Solutions Consultant
ImageNet Consulting
Jun 2012 – Mar 2015 · 2 yrs 10 mos

• Experienced in analysis and resolution of diverse operational issues.
• Managed multiple projects and business tasks simultaneously.
• Supervised and managed specialists during projects and implementations.
• Gained knowledge of business operations (HR, contracts, supply chain, accounti... See more

Assistant Manager/Bartender
The RoofTop
2009 – Aug 2011 · 2 yrs

• Analyzed inventory and financial expenditures at the end of every shift/week.
• Supervised and managed employees according to company policy.
• Responded to sensitive questions and complaints from customers.
• Marketed, advertised and promoted special events.... See more

Education



The University of Texas at Austin
Bachelor of Arts (B.A.), Sociology
2009 – 2012



The University of Texas at Austin
McCombs School of Business, Business Foundations Program
2009 – 2012

Took 9 different courses to earn a certificate for Business Foundations: Finance, Economics, Marketing, Business Law, Entrepreneurship, Accounting, Information Systems, Statistics, and Management

Skills & Endorsements

Management · 3

Ixchel Solorzano and 2 connections have given endorsements for this skill

Business Development · 3

Ixchel Solorzano and 2 connections have given endorsements for this skill

Marketing · 3

Brian Heiman and 2 connections have given endorsements for this skill

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Accomplishments

4 **Courses**   ⌄
   2Logical Leadership, Sales, and Sustainment • Huthwaite Large Enterprise Selling • Huthwaite SPIN
   • VITO Training

Interests



UT Austin Alumni Group
10,870 members



Whole Foods Market
414,234 followers



Raytheon|Websense
25,083 followers



International Vapor Group
2,707 followers



The University of Texas at Austin
490,718 followers



CAVU Venture Partners
1,508 followers

See all